Mail Stop 4561

November 18, 2008

Janice B. Trouba
Chief Financial Officer
FNBH Bancorp, Inc.
101 E. Grand River Ave.
Howell, Michigan 48843

RE: FNBH Financial Bancorp, Inc.
    Pre 14A
    Filed on October 31, 2008
    File Number 0-25752

Dear Ms. Trouba:

　　　We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

                                        Sincerely,

                                        David S. Lyon
                                        Senior Financial Analyst